Exhibit 12.1

Fixed Charge Ratio

(dollars in thousands)

	2009	2010	2011		2012	2013	YTD Q2 FY 2013	YTD Q2 FY 2014
EARNINGS:
Pre-tax Income	$19,605	$13,812	$(14,349	)(a)	$21,941	$14,333	$(635)	$(26,009	)(b)
Fixed Charges	26,382	25,069	65,451		70,173	69,746	35,448	34,150
Amortization of Capital Interest	758	303	309		456	91	46	46
Total	46,745	39,184	51,411		92,570	84,170	34,859	8,187
Less:
Interest Capitalized	(282)	(1,087)	(941)		(1,895)	(983)	(625)	(296)
Earnings for Fixed Charge Calc.	$46,463	$38,097	$50,470		$90,675	$83,187	$34,234	$7,891

FIXED CHARGES:
Interest Expensed	$13,091	$12,322	$47,846		$52,007	$52,520	$26,167	$25,523
Interest Capitalized	282	1,087	941		1,895	983	625	296
Amortized premiums, discounts & capitalized expenses for debt	5,209	5,059	6,733		6,023	6,232	3,102	3,188
Interest within Rental Expense (est.)	7,800	6,601	9,931		10,248	10,011	5,554	5,143
Fixed Charges for Calc.	$26,382	$25,069	$65,451		$70,173	$69,746	$35,448	$34,150

Ratio of Earnings to Fixed Charges	1.8	1.5	0.8		1.3	1.2	1.0	0.2

Amount by which earnings are inadequate to cover fixed charges	—	—	$(14,981)		—	—	$(1,214)	$(26,259)

(a)	includes $15,152 of costs related to the sale of inventory that was recorded at fair value in connection with acquisition accounting for ATT and $26,164 related to the loss on debt extinguishment.
(b)	Includes $38,890 related to the loss on debt extinguishment.